EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Thousands)
Years ended December 31	2010	2009	2008	2007	2006
Earnings
Income before income taxes	$58,383	$(28,706)	$(33,136)	$159,334	$125,492
Add: fixed charges	43,889	42,494	40,994	44,046	50,102
Total earnings	$102,272	$13,788	$7,858	$203,380	$175,594
Fixed charges
Interest on policyholders’ accounts	$42,988	$41,652	$40,177	$43,089	$49,159
Portion of rent representative of interest factor	901	842	817	957	943
Total fixed charges	$43,889	$42,494	$40,994	$44,046	$50,102
Combined fixed charges and preferred stock dividend requirements	$43,889	$42,494	$40,994	$44,046	$50,102
Ratio of earnings to fixed charges	2.33	0.32	0.19	4.62	3.50
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.33	0.32	0.19	4.62	3.50